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Ex12c
                                  IDACORP, Inc.
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                    Twelve Months
                                            Twelve Months Ended December 31,                            Ended
                                                 (Thousands of Dollars)                               March 31,
                                          1997         1998        1999        2000          2001       2002

Earnings, as defined:
  Income before  income taxes        $  133,570    $ 133,806   $ 137,021   $ 210,701    $  189,860    $  171,833
  Adjust for distributed income of
  equity investees                       (3,943)      (4,697)       (837)     (3,116)       (1,620)       (2,609)
  Equity in loss of equity method
  investments                                 0          458         435         186           296           268
  Minority interest in losses of
  majority owned subsidiaries                 0         (125)        (37)     (1,468)         (612)         (405)
  Supplemental fixed charges and
  preferred dividends, as below          72,208       72,496      74,800      75,800        86,818        85,810

     Total earnings, as defined      $  201,835    $ 201,938   $ 211,382   $ 282,103    $  274,742    $  254,897

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,677   $  62,975   $  63,339    $   75,305    $   74,640
  Preferred stock dividends of
  subsidiaries-gross up-IDACORP
  rate                                    7,891        8,445       8,313       8,886         8,142         7,867
  Rental interest factor                    982          801         955       1,036         1,587         1,614
     Total fixed charges                 69,634       69,923      72,243      73,261        85,034        84,121
  Supplemental increment to fixed
    charges*                              2,574        2,573       2,557       2,539         1,784         1,689


  Supplemental fixed charges             72,208       72,496      74,800      75,800        86,818        85,810
  Preferred dividends requirements            0            0           0           0             0             0

     Total combined supplemental
     fixed charges and preferred
     dividends                       $   72,208    $  72,496   $  74,800   $  75,800    $   86,818    $   85,810

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.80x        2.79x       2.83x       3.72x         3.16x         2.97x

*Explanation of increment - Interest on the guaranty of American Falls
       Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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